Exhibit 99.1

Benitec Biopharma’s Abstract Accepted
for Presentation at the AASLD Liver Meeting 2015

Sydney, Australia:

Sydney Australia, 22 October 2015: Benitec Biopharma Limited (NASDAQ: BNTC; NASDAQ: BNTCW; ASX: BLT) is pleased to announce that clinical data on its Phase I/IIa study of TT-034 for hepatitis C will be presented in the ‘late-breaking poster’ session at The Liver Meeting® 2015, the 66th Annual Meeting of the American Association for the Study of Liver Disease (AASLD) being held in San Francisco on November 13-17, 2015.

The abstract, which has been published on the conference website, details interim results from patients in the first three cohorts in Benitec’s Phase I/IIa study of TT-034, a DNA-directed RNA interference agent (ddRNAi). The primary endpoint that this study is monitoring is safety of this first-in-man gene therapy-based gene silencing drug. Key findings include:

•	The three doses of TT-034 administered to date have been well tolerated in human subjects infected with the hepatitis C virus (HCV) and there have been no reported serious adverse events related to administration of the study drug;
•	The initial dose (4E10 vg/kg) resulted in very low levels of transduction as expected.
•	The second dose (1.25E11 vg/kg) resulted in the detection of substantially higher levels of TT-034 in the hepatocytes, the predominant cell type in the liver, yielding 0.48, 3.65 and 10.44 copies of TT-034 DNA per cell in the three patients respectively;
•	The first subject administered with the third dose (4.00E11 vg/kg) had 17.74 copies of TT-034 per cell, indicating that a significant portion of their hepatocytes may have been transduced, and expression of anti-HCV shRNAs was clearly detected in the transduced hepatocytes.

Benitec’s Chief Scientific Officer, Dr David Suhy said, “We are pleased to be given the opportunity to present this interim data at the AASLD Liver Meeting next month. The results show that a single infusion of TT-034 is reaching the liver and that it has a very favourable safety profile at the doses tested to date. In the patient that has received the highest dose to date, we are able to detect that anti-HCV shRNAs have been expressed in the liver without any drug-related serious adverse effects, indicating that so far the trial is achieving its primary outcome. We are pleased with the progress of the trial to date.”

To read the full abstract, please visit: http://www.aasld.org/sites/default/files/TLM-2015-LakeBreakingAbstracts.pdf

Ends -

This announcement has been prepared for publication in Australia and may not be released in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction.

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com.

Company	Investor relations
Carl Stubbings Chief Business Officer Tel: +61 (2) 9555 6986 Email: cstubbings@benitec.com	Kyahn Williamson Buchan Consulting Tel: +61 (3) 8866 1200 Email: kwilliamson@buchanwe.com.au

More detail on the TT-034 trial: TT-034 is a ddRNAi-based therapeutic, designed to treat and potentially cure hepatitis C (HCV) with a single administration. TT-034 targets the hepatitis C viral RNA at three separate, highly conserved sites. As such it acts as a “triple therapy” even though it is a monotherapy, and minimises the ability of the virus to mutate and escape the therapy. Once it reaches the liver cells it enters the nucleus and produces three separate short hairpin RNAs continuously for the life time of the cell. Thus it has the potential to not only treat the existing HCV infection but to guard against reinfection for months to years without the need to re-treat. It has been extensively tested in pre-clinical in vivo studies and no adverse effects were seen at any therapeutic dose. However, as it is regulated as a gene therapy, the trial design is to primarily ensure that treatment with TT-034 is safe, hence the gradual dose escalation.

About Benitec Biopharma Limited:

Benitec Biopharma Limited is a biotechnology company (ASX: BLT; OTC: BTEBY), which has developed a patented gene silencing technology delivered by gene therapy, called DNA directed RNA interference (ddRNAi) that has the potential to produce 'one-shot' cures for a range of diseases. The company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis C and B, drug resistant lung cancer and wet age-related macular degeneration. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington’s disease, chronic neuropathic pain and retinitis pigmentosa. For more information visit www.benitec.com